[Adopted in Release No. IC-17085 (P 84.434), effective September
25, 1989, 54 F.R. 32048]
U.S. Securities and Exchange Commission
Washington DC 20549

FORM N-17F-2

	Form N-17f-2
Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies.

Pursuant to Rule 17f-2 [17CFR 270.17f-2]

1. Investment Company Act File Number:
Date Examination Complete:
3/31/99
SEI Index Funds - S& P 500 Index Portfolio

2. State Identification Number

See attached Exhibit A listing the fund availability by state
(If applicable the
associated state permit number is provided).











2. Exact number of investment company as specified in registration statement: 2-97111

3. Address of principal executive office: (number, street, city, state, zip code)
One Freedom Valley
Wayne, PA  19087




INSTRUCTIONS
This form must be completed by the investment companies that have custody of securities or similar investments.
Investment Company


1. All items must be completed by the investment company
2. Give this form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant


4. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington DC, one copy with the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, US Securities and Exchange Commission, 450 Fifth Street
NW Washington DC 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington DC 20503.




	SEI Index Funds

	CALIFORNIA	A = Annual	504-5132
	COLORADO	A = Annual	IC 9101316
	GEORGIA	O = Other	56-851073
	ILLINOIS	A = Annual	9839784
	INDIANA	A = Annual	85-0281-IC
	MINNESOTA	G = Good Until S	R-25346
	Minnesota Exemption	A = Annual	R-25346
	NORTH CAROLINA	A = Annual	1474
	PENNSYLVANIA	A = Annual	87-08-182MF
	VIRGINIA	A = Annual	1334
	WEST VIRGINIA	G = Good Until S	BC-30495
	WYOMING	O = Other	18846

	SEI Index Funds

	KENTUCKY	A = Annual	M24084
	LOUISIANA	A = Annual	56374
	OHIO	O = Other	14573
	OKLAHOMA	A = Annual	SE-100797
	OREGON	A = Annual	94-1169
	UTAH	A = Annual	1864-06

	SEI Index Funds - S&P 500 Index Portfolio

	ALASKA	O = Other	98 01394
	ALABAMA	A = Annual
	ARKANSAS	A = Annual	85-M0411-02
	CONNECTICUT	A = Annual	SI23473
	DELAWARE	A = Annual
	HAWAII	A = Annual
	IDAHO	A = Annual	30260
	KANSAS	A = Annual	94S0001644
	MISSOURI	A = Annual	205403
	NEVADA	A = Annual
	NEW YORK	O = Other	S-26-41-39
	RHODE ISLAND	A = Annual
	SOUTH CAROLINA	A = Annual	MF5232

	SEI Index Funds - S&P 500 Index Portfolio - Class A

	ARIZONA	A = Annual	S-AB19522-QUAL
	IOWA	A = Annual	I-26153
	MASSACHUSETTS	A = Annual	96-4288-MR
	MARYLAND	A = Annual	SM912351
	MAINE	A = Annual	MF-R-98-11173
	MICHIGAN	A = Annual	227712
	MISSISSIPPI	A = Annual	MF-96-07-103
	MONTANA	A = Annual	31234
	NORTH DAKOTA	G = Good Until S	6959
	NEBRASKA	A = Annual	027997
	NEW HAMPSHIRE	A = Annual
	NEW MEXICO	A = Annual	987206
	SOUTH DAKOTA	A = Annual	1628
	TENNESSEE	A = Annual	RM98-3057
	TEXAS	G = Good Until S	C-25098
	VERMONT	A = Annual	4/24/85-01
	WASHINGTON	G = Good Until S	C-22261
	WISCONSIN	A = Annual	207824-03

	SEI Index Funds - S&P 500 Index Portfolio - Class E

	ARIZONA	A = Annual	S-0048615-QUAL
	IOWA	A = Annual	I-35993
	KENTUCKY	A = Annual	M32407
	LOUISIANA	A = Annual	60004
	MASSACHUSETTS	A = Annual	96-2190-M
	MARYLAND	A = Annual	SM960358
	MAINE	A = Annual	MF-R-98-7841
	MICHIGAN	A = Annual	222820
	MISSISSIPPI	G = Good Until S	MF-96-02-154
	MONTANA	A = Annual	34557
	NORTH DAKOTA	A = Annual	N997
	NEBRASKA	A = Annual	023804
	NEW HAMPSHIRE	A = Annual
	NEW MEXICO	A = Annual	981612
	OHIO	O = Other	14574
	OKLAHOMA	A = Annual	I-127797
	OREGON	A = Annual	96-0189
	SOUTH DAKOTA	A = Annual	14317
	TENNESSEE	A = Annual	RM98-3057
	TEXAS	G = Good Until S	C-49692
	UTAH	A = Annual	5-3825-45
	VERMONT	A = Annual	2/28/96-18
	WASHINGTON	G = Good Until S	C-52970
	WISCONSIN	A = Annual	312654-03
	WEST VIRGINIA	G = Good Until S	BC-30495

	SEI Index Funds - Bond Index Portfolio

	ALASKA	O = Other	99-02212
	ALABAMA	A = Annual
	ARKANSAS	A = Annual	85-M0411-01
	ARIZONA	A = Annual	S-0019522-QUAL
	CONNECTICUT	A = Annual	SI 23472
	DELAWARE	A = Annual
	HAWAII	A = Annual
	IOWA	A = Annual	I-26154
	IDAHO	A = Annual	42642
	KANSAS	A = Annual	94S0001643
	MASSACHUSETTS	A = Annual	96-4289-MR
	MARYLAND	A = Annual	SM912352
	MAINE	A = Annual	MF-R-98-11175
	MICHIGAN	A = Annual	227713
	MISSOURI	A = Annual	205403
	MISSISSIPPI	G = Good Until S	MF-88-08-010
	MONTANA	A = Annual	9258
	NORTH DAKOTA	G = Good Until S	8042
	NEBRASKA	A = Annual	027996
	NEW HAMPSHIRE	A = Annual
	NEW MEXICO	A = Annual	985650
	NEVADA	A = Annual
	NEW YORK	O = Other	S-26-41-38
	RHODE ISLAND	A = Annual
	SOUTH CAROLINA	A = Annual	MF4243
	SOUTH DAKOTA	A = Annual	9494
	TENNESSEE	A = Annual	RM97-2756
	TEXAS	G = Good Until S	C-31929
	VERMONT	A = Annual	5/24/91-10
	WASHINGTON	G = Good Until S	C-23777
	WISCONSIN	A = Annual	214370-03

	Fund Name	State	Filing Type	File Number